EXHIBIT 77H

RIVERSOURCE INTERNATIONAL MANAGERS SERIES, INC.

For RiverSource Partners International Select Growth Fund and RiverSource Partners International Small Cap Fund:

During the six-month period ended Oct. 31, 2008, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and RiverSource Investments, LLC, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.